FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


 X            Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 [Fee Required]
                  For the Fiscal Year Ended December 31, 1996

___           Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required]
           For the Transition Period From ___________ To __________



                         Commission File Number 1-5502



                      ELJER TAX REDUCTION INVESTMENT PLAN
                           (Full title of the Plan)



                             ZURN INDUSTRIES, INC.
                   One Zurn Place, Erie, Pennsylvania 16505
     (Name and address of issuer of securities held pursuant to the Plan)








                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and
the Pension Committee of
Zurn Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Eljer Tax Reduction Investment Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements, and the schedules referred to below, are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1996, and Reportable Transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP


Dallas, Texas,
September 26, 1997

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      ELJER TAX REDUCTION INVESTMENT PLAN

                                  (Thousands)


                                                           December 31
                                                       1996            1995
ASSETS
Investments, at fair value:
  Fixed Income Fund                                  $ 7,420         $ 7,249
  Managed Balanced Fund                                2,618           3,003
  Managed Growth Fund                                  3,747             -
  United States Stock Fund                             3,861           3,900
  International Stock Fund                             1,316             -
  Household International Stock Fund                   2,581           1,885
  Eljer Industries Common Stock Fund                  11,317           5,009
                                                      32,860          21,046
Participants' loans                                    1,121           1,092
Contributions receivable:
  Employers'                                             686             178
  Participants'                                          153             156
TOTAL ASSETS                                          34,820          22,472

PARTICIPANTS' REFUNDS                                     32              15

NET ASSETS AVAILABLE FOR BENEFITS                    $34,788         $22,457



  The accompanying notes are an integral part of these financial statements.






















                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                      ELJER TAX REDUCTION INVESTMENT PLAN

                                         Year Ended December 31, 1996

                                                  (Thousands)

                                      Fixed         Managed         Managed        United
                                      Income        Balanced        Growth         States      International
                                       Fund           Fund           Fund        Stock Fund     Stock Fund
ADDITIONS
Investment income:
  Dividends and interest             $   445        $   148        $   270        $   326         $    21
  Net appreciation (depreciation)
   in value of investments                              238            (19)           353              82
                                         445            386            251            679             103
Contributions:
  Participants'                          644            372            312            574             136
  Employers'                             659            307            388            391             153
TOTAL ADDITIONS                        1,748          1,065            951          1,644             392

BENEFITS PAID TO PARTICIPANTS           (514)          (140)           (46)          (384)            (22)

TRANSFERS                              (1,063)       (1,310)         2,842         (1,299)            946

NET ADDITIONS (DEDUCTIONS)                171          (385)         3,747            (39)          1,316

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                       7,249         3,003                         3,900
End of year                          $  7,420       $ 2,618        $ 3,747        $ 3,861         $ 1,316


                   The accompanying notes are an integral part of this financial statement.





                                                      -4-
/TABLE

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION - Continued

                                      ELJER TAX REDUCTION INVESTMENT PLAN

                                         Year Ended December 31, 1996

                                                  (Thousands)
                                                           Eljer
                                      Household          Industries
                                    International          Common
                                     Stock Fund          Stock Fund             Other               Total
ADDITIONS
Investment income:
  Dividends and interest             $    42              $     7                                  $ 1,259
  Net appreciation in
    value of investments                 940                6,132                                    7,726
                                         982                6,139                                    8,985
Contributions:
  Participants'                                               265              $    (3)              2,300
  Employers'                                                  407                  498               2,803
TOTAL ADDITIONS                          982                6,811                  495              14,088

BENEFITS PAID TO PARTICIPANTS           (179)                (442)                 (30)             (1,757)

TRANSFERS                               (107)                 (61)                  52                 -

NET ADDITIONS                            696                6,308                  517              12,331

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                      1,885                5,009                1,411              22,457
End of year                          $ 2,581              $11,317              $ 1,928             $34,788


                   The accompanying notes are an integral part of this financial statement.





                                                      -5-
/TABLE

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                     ELJER TAX REDUCTION INVESTMENT PLAN

                                        Year Ended December 31, 1995

                                                 (Thousands)

                                      Fixed         Managed          United          Household
                                      Income        Balanced         States        International
                                       Fund           Fund         Stock Fund       Stock Fund
ADDITIONS
Investment income:
  Dividends and interest             $   472        $   223         $   180         $    44
  Net appreciation in
    value of investments                                306             684             737
                                         472            529             864             781
Contributions:
  Participants'                          786            371             589
  Employers'                             158            102             138
TOTAL ADDITIONS                        1,416          1,002           1,591             781

BENEFITS PAID TO PARTICIPANTS           (881)          (190)           (245)           (206)

TRANSFERS                                (37)           (46)            (58)            (63)

NET ADDITIONS                            498            766           1,288             512

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                      6,751          2,237           2,612           1,373
End of year                          $ 7,249        $ 3,003         $ 3,900         $ 1,885


             The accompanying notes are an integral part of this financial statement.





                                                      -6-
/TABLE

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION - Continued

                                     ELJER TAX REDUCTION INVESTMENT PLAN

                                        Year Ended December 31, 1995

                                                 (Thousands)
                                      Eljer
                                    Industries
                                      Common
                                    Stock Fund              Other               Total
ADDITIONS
Investment income:
  Dividends and interest             $     8                                   $   927
  Net appreciation in
    value of investments               2,341                                     4,068
                                       2,349                                     4,995
Contributions:
  Participants'                          162              $     6                1,914
  Employers'                             376                    5                  779
TOTAL ADDITIONS                        2,887                   11                7,688

BENEFITS PAID TO PARTICIPANTS           (233)                (104)              (1,859)

TRANSFERS                                 (4)                 208                  -

NET ADDITIONS                          2,650                  115                5,829

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                      2,359                1,296               16,628
End of year                          $ 5,009              $ 1,411              $22,457


             The accompanying notes are an integral part of this financial statement.





                                                    -7-
/TABLE

                      ELJER TAX REDUCTION INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1996 and 1995


1.    GENERAL DESCRIPTION OF THE PLAN

The Eljer Tax Reduction Investment Plan (the "Plan"), which became effective April 1, 1989, is a defined contribution retirement plan for eligible employees of Eljer Industries, Inc. (the "Company") and its participating subsidiaries. Subject to certain eligibility requirements, participants may contribute on a pretax basis ("Tax Reduction Contributions") or after-tax basis ("Investment Plan Contributions") up to 15% of their compensation to the Plan through employee payroll deductions. The participants are fully vested in their contributions immediately.

Each participant's contributions may, at the Company's discretion, be matched in whole or in part by Company contributions ("Employer Matching Contributions") at a rate determined by the Company. The amount of a participant's contribution eligible for matching may not exceed 6% of the participant's annual compensation. In addition, beginning January 1, 1996, the Company contributes amounts equal to 2% of each eligible participant's compensation ("Level One TRIP+") and 0% to 7% of compensation based on the participant's years of credited service ("Level Two TRIP+"). Employer Matching Contributions and Level Two TRIP+ contributions vest over four years of plan participation. Level One TRIP+ contributions become vested after five years of service. All company contributions become 100% vested upon eligibility for normal retirement, death, or full and permanent disability.

Participants may obtain loans from the Plan up to the lesser of one-half of their individual vested balance or regulatory maximum. With certain exceptions, a participant's Investment Plan Contributions may be withdrawn at any time while Tax Reduction Contributions may not be withdrawn except for an immediate financial hardship, as defined in the Plan, termination of employment, or attainment of age 59-1/2. Employer contributions may be withdrawn after five years of plan participation. Withdrawals may be subject to federal income tax.

Prior to April 14, 1989, the Company's subsidiaries were wholly-owned subsidiaries of Household International, Inc. On that date, Household distributed to its shareholders all of the outstanding shares of common stock of the Company. On April 1, 1989 in preparation for the distribution, the equity of the Plan for the participating employees of the Company, including investments in Household common stock, was transferred from the Household Manufacturing, Inc. Tax Reduction Investment Plan to the Plan adopted by the Company. The Plan's Household International Stock Fund is frozen and no contributions are permitted to be made to the fund.

Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

                      ELJER TAX REDUCTION INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1996 and 1995


2.    SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on the accrual basis of accounting. Investments in common stock and mutual funds of registered investment companies are carried at fair market value determined on the basis of quoted market prices. Money market funds are carried at cost which approximates market. The average cost method is used in determining gains or losses on securities sold or distributed.

Eljer Manufacturing, Inc., the Plan sponsor and a wholly-owned subsidiary of the Company, pays all administrative expenses of the Plan and is not reimbursed by the Plan.

The format and classification of amounts in the 1995 financial statements have been changed to conform to the current presentation with no effect on the amount of total net assets available for benefits.

3.    WITHDRAWALS AND FORFEITURES

Benefits payable to withdrawing participants not included in the financial statements at December 31, 1996 and 1995 amounted to approximately $439,000 and $222,000, respectively. Forfeited contributions reduced the amount of employer contributions by approximately $26,000 and $8,000 in 1996 and 1995, respectively.

4.    TAX STATUS OF THE PLAN

The Plan operates as a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Qualification of the Plan means that a participant will not be subject to federal income taxes on Tax Reduction Contributions and employer contributions, or on earnings or appreciation on investments held in the Plan, until such amounts either are withdrawn by or distributed to the participant, or are distributed to the participant's beneficiary in the event of the participant's death. The Plan has received a favorable determination letter, dated September 30, 1995, from the Internal Revenue Service that indicates that the Plan, and the related trust, meet the requirements of the Code for exemption from taxation under Sections 401(a) and 501(a), respectively, of the Code.








                      ELJER TAX REDUCTION INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1996 and 1995


5.    PLAN TERMINATION

According to the plan document, the Plan shall terminate upon the dissolution, merger, consolidation, or reorganization of the Employer, or the sale by the Employer of all or substantially all of its assets, unless the successor or purchaser continues the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    SIGNIFICANT INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits at December 31, 1996 and 1995:

                                                          1996         1995
                                                            (Thousands)
   Common stocks:
      Eljer Industries, Inc.,                           $11,315      $ 5,007
      Household International, Inc.                       2,581        1,874
   Mutual funds of registered investment companies:
      Davis New York Venture Fund                         2,037        1,664
      Putnam Voyager Fund                                 1,931        1,174
   Pooled separate account:
      LaSalle Income Plus Fund                            7,420        7,247

7.    CONTINGENCIES

United States Brass Corporation, an indirect wholly-owned subsidiary of the Company and an employer participating in the Plan, filed in 1974 a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code for the purpose of systematically resolving issues resulting from sales of polybutylene plumbing systems and related litigation. US Brass and certain of its affiliates have proposed a reorganization plan which they believe provides for payment, satisfaction, and discharge of all claims involving the polybutylene systems. Currently, US Brass operates as a debtor-in-possession under Section 108 of the Bankruptcy Code subject to the supervision and orders of the bankruptcy court which has approved the continuing funding of the Plan by US Brass. In the event the bankruptcy or litigation has a material adverse effect of any employer participating in the Plan, neither the assets of the Plan nor any participant's rights to such assets will be affected as the Plan is an entity separate and distinct from the employers.



                      ELJER TAX REDUCTION INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1996 and 1995


8.    SUBSEQUENT EVENTS

On January 22, 1997, all the Company's common stock, including shares held by the Plan, was purchased by a subsidiary of Zurn Industries, Inc. in connection with transactions in which the Company became a wholly-owned subsidiary of Zurn with provisions for the continuation of the Plan. Subsequently, the Pension Committee of Zurn succeeded the Eljer TRIP Administrative and Investment Committee as Plan administrator.






































SCHEDULE I                                                         Page 1 of 2

                      ELJER TAX REDUCTION INVESTMENT PLAN

    ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1996

                               EIN:   36-3114796
                               PLAN NUMBER: 101

(a)           (b)                       (c)                   (d)        (e)
           Identity of             Description of                      Current
          Party Involved             Investment              Cost       Value
                                                                (Thousands)

*     Eljer Industries, Inc.    Common Stock, par          $ 4,355     $11,315
                                value $1
                                478,935 shares

      Household                 Common Stock, par              353       2,581
      International, Inc.       value $1
                                27,858 shares

      LaSalle National          LaSalle Income               7,420       7,420
      Trust, N.A.               Plus Fund
                                7,420,571 shares

      Miller, Anderson &        MAS Funds Fixed Income         844         852
      Sherrerd                  Portfolio Mutual Fund
                                76,429 shares

      The Vanguard Group        Vanguard Fixed Income        1,304       1,304
      of Investment             Fund, 121,783 shares
      Companies

      Davis Selected            Davis New York               1,837       2,037
      Advisors, L.P.            Venture Fund
                                120,676 shares

      GAM Funds, Inc.           GAM International Fund       1,036       1,187
                                51,280 shares

      T. Rowe Price             T. Rowe Price                  699         748
      International             International
      Funds, Inc.               Stock Fund
                                54,168 shares

      The Vanguard Group        Vanguard Windsor II            291         329
      of Investment             Fund, 13,822 shares
      Companies

* - A party known to be a party-in-interest.

SCHEDULE I                                                         Page 2 of 2

                      ELJER TAX REDUCTION INVESTMENT PLAN

    ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1996

                               EIN:   36-3114796
                               PLAN NUMBER: 101

(a)           (b)                       (c)                   (d)        (e)
           Identity of             Description of                      Current
          Party Involved             Investment              Cost       Value
                                                                (Thousands)

      First of America          Parkstone Small
      Investment                Capitalization Fund          1,430       1,351
      Corporation               46,417 shares

      Pimco Advisors            Blairlogie Emerging            254         243
      Institutional             Markets Fund
      Advisors                  20,326 shares

      Putnam Voyager Fund       Putnam Voyager Fund          1,761       1,931
                                119,839 shares

      PIC Investment Trust      Pinnacle Growth Fund         1,513       1,562
                                106,997 shares

 *    Loans to                  Loans to Participants          -         1,121
      Participants              Interest rates
                                9.5% to 10%

                                                           $23,097     $33,981

















* - A party known to be a party-in-interest.


SCHEDULE II                                                                                         Page 1 of 3
                                      ELJER TAX REDUCTION INVESTMENT PLAN

                          ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                               EIN:  36-3114796
                                               PLAN NUMBER:  101
       (a)                             (b)                  (c)             (d)            (g)            (j)
                                                                            Net
    Identity of                   Description of          Purchase        Selling        Cost of          Gain
  Party Involved                      Asset                Price           Price          Asset          (Loss)
                                                                                (Thousands)
INDIVIDUAL TRANSACTIONS:

Davis Selected                 Davis New York Venture
Advisors, LLP                  Fund                                       $1,161         $ 1,028         $133

Nationsbank Trust              Nations Prime Fund
                                  1 Purchase              $ 1,161                          1,161
                                  1 Sale                                   1,160           1,158            2

SERIES OF TRANSACTIONS:

Davis Selected                 Davis New York Venture
Advisors, LLP                  Fund
                                 43 Purchases               1,691                          1,691
                                  9 Sales                                  1,552           1,387          165

Eljer Industries,              Common Stock
Inc.                             30 Purchases                 842                            842
                                 46 Sales                                    449             378           71

             Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions.  Category (h) Current Value is the same as Purchase Price or Selling Price.

               This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of the Plan assets at the beginning of the year.

                                                     -14-
/TABLE

SCHEDULE II                                                                                         Page 2 of 3
                                      ELJER TAX REDUCTION INVESTMENT PLAN

                          ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                               EIN:  36-3114796
                                               PLAN NUMBER:  101
       (a)                             (b)                  (c)             (d)            (g)            (j)
                                                                            Net
    Identity of                   Description of          Purchase        Selling        Cost of          Gain
  Party Involved                      Asset                Price           Price          Asset          (Loss)
                                                                                (Thousands)
SERIES OF TRANSACTIONS:

Nationsbank Trust              Nations Prime Fund
                                 307 Purchases            $10,003                        $10,003
                                 193 Sales                                $9,522           9,522

PIC Investment                 Pinnacle Growth Fund
Trust                             40 Purchases              1,329                          1,329
                                  16 Sales                                   927             777         $150

Parkstone                      Small Capitalization
                               Fund
                                  22 Purchases              1,472                          1,472
                                   1 Sale                                    290             271           19

Putnam Voyager                 Putnam Voyager Fund
Fund, Inc.                        39 Purchases              1,218                          1,218
                                   3 Sales                                   573             453          120


             Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions.  Category (h) Current Value is the same as Purchase Price or Selling Price.

               This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of the Plan assets at the beginning of the year.

                                                     -15-
/TABLE

SCHEDULE II                                                                                         Page 3 of 3
                                      ELJER TAX REDUCTION INVESTMENT PLAN

                          ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                               EIN:  36-3114796
                                               PLAN NUMBER:  101
       (a)                             (b)                  (c)             (d)            (g)            (j)
                                                                            Net
    Identity of                   Description of          Purchase        Selling        Cost of          Gain
  Party Involved                      Asset                Price           Price          Asset          (Loss)
                                                                                (Thousands)
SERIES OF TRANSACTIONS:

T. Rowe Price                  International Stock
International                  Fund
Funds, Inc.                       38 Purchases            $   593                        $   593
                                  17 Sales                                $   970            871         $ 99

Vanguard Group                 Fixed Income Fund
of Investments                    33 Purchases              1,619                          1,619
Companies                         19 Sales                                  1,312          1,324          (12)

LaSalle National               LaSalle Income
Trust, N.A.                    Plus Fund
                                  33 Purchases              1,907                          1,907
                                  34 Sales                                  1,712          1,712





             Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions.  Category (h) Current Value is the same as Purchase Price or Selling Price.

               This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of the Plan assets at the beginning of the year.

                                                     -16-
/TABLE

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Pension Committee of Zurn Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized

                                           ELJER TAX REDUCTION INVESTMENT PLAN




September 29, 1997                         /s/ James A. Zurn
                                           James A. Zurn, Chairman
                                           Pension Committee of
                                           Zurn Industries, Inc.





































                                              -17-